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SEC FILE NUMBER
8-70948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belzberg Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

589 Fifth Avenue, Suite 1602
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Theodoridis	917-374-7774	theodoridis@belzbergcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

1601 Market Street, 4th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Theodoridis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belzberg Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

[signature]
Notary Public

ABID UDDIN
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01UD0017825
MY COMMISSION EXPIRES 12/05/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BELZBERG CAPITAL LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2024

BELZBERG CAPITAL LLC

Table of Contents



CBIZ CPAs P.C.

1601 Market Street
4th Floor Philadelphia,
PA 19103

P: 215.297.2100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **Belzberg Capital LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belzberg Capital LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

CBIZ CPAs P.C.

Philadelphia, PA
April 24, 2025


BELZBERG CAPITAL LLC

Statement of Financial Condition

December 31, 2024

(amounts expressed in U.S. Dollars)


Assets

Cash	$ 362,454
Prepaid Commissions	90,000
Advisory Fee Receivable	10,000
Total Assets	**$ 462,454**

Liabilities And Member's Equity

Liabilities

Deferred Revenue	$ 110,000
Accrued Liabilities	9,000
Due to Related Parties	203,352
Total Liabilities	**$ 322,352**

Member's Equity

Member's Equity	$ 140,102
Total Member's Equity	**$ 140,102**
Total Liabilities and Member's Equity	**$ 462,454**

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

1. Organization

Belzberg Capital LLC (the "Company"), a Delaware limited liability company, was formed on April 13, 2021. The Company is a single member limited liability company wholly owned by an affiliated entity (the "Parent").

The Company became a broker-dealer on June 23, 2023 and is registered with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides specialized financial services, and M&A consulting services as a Capital Acquisition Broker.

The Company does not conduct retail securities business, offer or hold customer accounts, nor holds or receives client or investor funds or securities.

2. Summary of significant accounting policies

Basis of presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of estimates

The preparation of the financial statement in conformity with GAAP requires the entity to make estimates and assumptions that affect the amounts reported and disclosed in the financial statement. Actual results could differ from those estimates and such differences may or may not be material.

Cash

In the normal course of business, the Company maintains cash balances in financial institutions, which at times may exceed the federally insured limit. The company does not believe that this results in any significant risk.

Revenue Recognition

The Company follows the provisions of ASC 606, Revenue from Contracts with Customers. The standards are based on the principle that revenue from the transfer of goods and services should be recognized in line with the consideration that the Company expects to receive in exchange for the goods and services provided to its customers. The Company charges monthly fees for ongoing specialized financial services and fees on the execution of brokered deals. Payments of fees are generally due promptly on the execution of the agreement and monthly as agreed upon in the contract. Payments of the execution of brokered deals are due promptly on the execution of the brokered deal. The Company is unable to reasonably determine the amounts it is expecting to receive from a brokered deal.

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

2. Summary of significant accounting policies (Continued)

Revenue Recognition (Continued)

The performance obligation for these engagements are generally satisfied upon completion of the brokered deal, or on termination of the engagement. These performance obligations generally involve the delivery of a brokered deal which involve, but are not limited to, a merger, stock sale, asset sale, asset swap, or other transaction. Certain engagements have the performance obligation satisfied upon meeting a milestone requirement. Revenue is recorded on the satisfaction of these performance obligations.

Due to the minimal amount of historical performance obligations being met, the Company is unable to reasonably determine the estimated timeline of when the balance of deferred revenue, as of December 31, 2024, will be recorded as revenue.

Prepaid Commissions

Generally, when cash is received from clients, the Company owes payments for advisory fees to its consultants. Depending on the analysis associated with the revenue recognition in Note 2, the expense associated with the advisory fees may not be incurred until the revenue can be recognized. As such, payments made to consultants prior to incurring the fee as an expense are recorded as prepaid commissions.

As of December 31, 2024, the Company has prepaid commissions of $90,000.

Concentration

As of December 31, 2024, the Company's $10,000 balance in Advisory Fee Receivable related to only 1 customer.

Segment Reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC 280, Segment Reporting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The significant assets related to the single operating segment are shown in the Financial Statement.

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

2. Summary of significant accounting policies (Continued)

Current Expected Credit Loss

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets include cash. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of these financial assets, there are no material estimates of credit losses related to these financial assets for the year ended December 31, 2024.

Income taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its Parent. The Company is not allocated income taxes by its Parent.

3. Related Party Transactions

The Company is related, through common ownership and control, to affiliated entities. The Company has an agreement with the affiliated entities, whereby expenses incurred by the affiliated entities will be allocated to the Company. The Company had a payable of $203,352 to the affiliated entities as at December 31, 2024.

In accordance with the management agreement, to the extent that the Company incurs any expenses or liabilities that results in the Company issuing an early warning notification pursuant to Rule 17a-11, the Parent agrees, unconditionally, that it shall assume all expenses and liabilities without recourse. With respect to any other expenses or liabilities, upon notice by the Company, the Parent shall infuse sufficient cash capital into the Company to avoid having to issue an early warning notification. Such assumption of expenses, liabilities, and infusion of cash shall be deemed capital contribution.

4. Risk factors

The Company is required to oversee the activities of its brokers. There is a risk that illegal activity is not detected, and the Company could held subject to litigation. The Company is not aware of any illegal activity to date.

5. Net capital requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $36,848 which was $22,691 in excess of its required net capital of $14,157. The Company's ratio of aggregate indebtedness to net capital was 5.76 to 1.

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

6. Indemnifications

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company is not aware of any claims to date.

7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statement were issued. Following the review, the Company has concluded that effective March 28, 2025, the Company entered into an agreement to terminate $189,748 of indebtedness pursuant to the second cancellation and termination agreement dated March 28, 2025 with the Parent. Due to the common ownership and control between one of the affiliated entities and the Company, the termination will be treated as a contribution of capital.